Exhibit 91.1

PRESS RELEASE

INFOSYS ANNOUNCES APPOINTMENT OF PRESIDENTS

Bangalore – January 3, 2014: Infosys, a global leader in consulting, technology and outsourcing solutions, today announced that it has appointed Mr. B. G. Srinivas and Mr. U. B. Pravin Rao as Presidents of the Company, reporting to Mr. S. D. Shibulal, Chief Executive Officer & Managing Director. These appointments are effective immediately.

The business portfolios will be realigned under the two Presidents as set forth below. In addition, Mr. B. G. Srinivas will focus on global markets and Mr. U. B. Pravin Rao will focus on global delivery and service innovation.

Financial services, Insurance, Manufacturing, Engineering Services, Energy & Communications, Infosys Public Services, Infosys Lodestone, Strategic Global Sourcing, Marketing and Alliances will report to Mr. B. G. Srinivas.

Retail, Consumer Packaged Goods and Logistics, Life Sciences, Resources & Utilities, Services, Growth Markets, Cloud & Mobility, Quality & Productivity and Infosys Leadership Institute will report to Mr. U. B. Pravin Rao.

In view of these changes, the Executive Council, as a forum, will cease to exist with effect from April 1, 2014.

Mr. S. D. Shibulal, Chief Executive Officer & Managing Director said, “These changes will further enhance our focus on deepening client relationships, increasing market share, creating service differentiation through innovation and agility in execution.”

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$7.4 billion in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter ended September 30, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For Further information please contact:

Asia Pacific Sarah Vanita Gideon Infosys, India Phone: +91 80 41563373 Sarah_Gideon@Infosys.com	EMEA Paul de Lara Infosys, UK Phone: +44 2075162748 Paul_deLara@Infosys.com	The Americas Ken Montgomery GolinHaris for Infosys Phone: +1 415.318.4399 KMontgomery@GolinHarris.com